SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                           United Road Services, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    911384105
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                                 (CUSIP Number)

                             Stephen W. Rubin, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                                 (212) 969-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   December 7, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                  SCHEDULE 13D
CUSIP No. 911384105



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   1   NAMES OF REPORTING PERSONS

       CHARTER URS LLC

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)  [X]
                                                             (b)  [ ]


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   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)



       AF
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       Delaware
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            NONE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,900,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             NONE
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,900,000

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,900,000
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  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       16.6%
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  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



       00
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

                                  SCHEDULE 13D
CUSIP No. 911384105



--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS

       CHARTERHOUSE EQUITY PARTNERS III, L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)



       OO
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            NONE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,900,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             NONE
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,900,000

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,900,000
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       16.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



       PN
--------------------------------------------------------------------------------

                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as amended


Item 1.   Security and Issuer

     The title of the class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is:

          Common Stock, par value $0.001 per share (the "Common Stock"), of United Road Services, Inc. a Delaware corporation (the "Issuer").

     The name and address of the principal executive offices of the Issuer are:

          United Road Services, Inc.
          8 Automation Lane
          Albany, NY  12205

Item 2.   Identity and Background

     (a) This Statement is being filed jointly by Charter URS LLC, a Delaware limited liability company ("Charter URS"), and Charterhouse Equity Partners III, L.P., a Delaware limited partnership ("CEP III"). The general partner of CEP III is CHUSA Equity Investors III, L.P., whose general partner is Charterhouse Equity III, Inc. (the "General Partner"), a wholly-owned subsidiary of Charterhouse Group International, Inc., a Delaware corporation.

     (b)  The address of the principal office of Charter URS is:

               1013 Centre Road
               Wilmington, Delaware 19805

          The address of the principal office of CEP III is:

               1105 North Market Street, Suite 1300
               Wilmington, Delaware  19899

     (c) Charter URS was formed by CEP III to invest in the Issuer and has no other principal business. CEP III is a private equity investment fund.

          Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Charter URS and the General Partner, which information is required to be disclosed in response to
          Item 2 and Instruction C to Schedule 13D.

     (d) Neither Charter URS, CEP III nor any of the persons referred to in Appendix A to Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither Charter URS, CEP III nor any of the persons referred to in Appendix A to Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.    Source and Amount of Funds or Other Consideration

          The purchase price for the 8% Convertible Subordinated Debentures due 2008 (the "Debentures") acquired by Charter URS was $43,500,000. These funds were obtained by Charter URS from the partnership funds of CEP III, which are obtained by CEP III through the capital contributions of its partners.

Item 4.   Purpose of Transaction

          Charter URS acquired the Debentures for investment purposes. Pursuant to the Purchase Agreement, dated as of November 19, 1998 (the "Purchase Agreement"), between the Issuer and Charter URS (annexed as
          Exhibit 1 hereto), Charter URS shall, subject to the approval of the Issuer's shareholders and certain other closing conditions, purchase up to an additional $31,500,000 in aggregate principle amount of Debentures.

          Pursuant to the terms of the Investors Agreement, dated as of November 19, 1998, between the Issuer and Charter URS (annexed as Exhibit 2 hereto, the "Investors Agreement"), on December 7, 1998 the Issuer increased the size of its Board of Directors from eight to ten members and two Charter URS-nominated directors were appointed. If the Issuer and Charter URS consummate the sale of an additional $31,500,000 in aggregate principal amount of Debentures, under the terms of the Investors Agreement, the Issuer will increase the size of its Board from ten to eleven members and Charter URS will have the right to nominate an additional director to the Issuer's Board.

Item 5.   Interest in Securities of the Issuer

          Charter URS acquired $43,500,000 in aggregate principal amount of Debentures on December 7, 1998. The Debentures are convertible at any time until their expiration or earlier redemption into Common Stock at a conversion price of $15.00 per share. Each of Charter URS and CEP III may be deemed to beneficially own 2,900,000 shares of Common Stock representing 16.6% of the issued and outstanding shares of Common Stock.

          Each of Charter URS and CEP III have shared voting power and shared dispositive power over the 2,900,000 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Purchase Agreement, Charter URS has the right to acquire additional Debentures as described in Item 4.

          Pursuant to the terms of the Investors Agreement, Charter URS is restricted from beneficially owning more than 35% of the voting power of the Issuer's outstanding securities. Charter URS is prohibited from transferring the Debentures or the shares of Common Stock into which the Debentures are convertible without the prior written consent of the Issuer, which consent will not be unreasonably withheld.

          Pursuant to a Registration Rights Agreement, dated as of November 19, 1998 between the Issuer and Charter URS, the Issuer shall, upon the request of Charter URS and subject to the conditions contained therein, file and use its best efforts to have declared effective a registration statement under the Securities Act of 1933, as amended, with respect to the shares of Common Stock owned by Charter URS and its permitted transferees (whether such Common Stock was acquired pursuant to the conversion of the Debentures or otherwise).

          Pursuant to a Voting Agreement, dated as of November 19, 1998 between Edward T. Sheehan, Chairman and Chief Executive Officer of the Issuer ("Sheehan"), and Charter URS, Sheehan agreed to vote his shares of Common Stock at any special meeting of the stockholders of the Issuer, in favor of the issuance to Charter URS of securities convertible into 20% or more of the Common Stock outstanding prior to such issuance. Substantially similar agreements have been effected between Charter URS and each of Ross Berner, Mark McKinney, Todd Smart, Ed Morawski and Mark Henninger.

          Pursuant to a Lockup Agreement, dated as of November 19, 1998 between Sheehan and Charter URS, Sheehan has agreed to be bound by certain transfer restrictions on shares of Common Stock, as described therein.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 1 Purchase Agreement, dated as of November 19, 1998, between the Issuer and Charter URS (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated December 8, 1998).

          Exhibit 2 Investors Agreement, dated as of November 19, 1998, between the Issuer and Charter URS (incorporated by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K dated December 8, 1998).

          Exhibit 3 Registration Rights Agreement, dated as of November 19, 1998, between the Issuer and Charter URS (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K dated December 8, 1998).

          Exhibit 4 Lockup Agreement, dated as of November 19, 1998, between Edward T. Sheehan and Charter URS.

          Exhibit 5 Form of Voting Agreement, dated as of November 19, 1998, between certain shareholders of the Issuer and Charter URS.

                                   Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 17, 1998

                                       CHARTER URS LLC


                                       By:  /s/ Michael S. Pfeffer
                                            ------------------------------------
                                            Name:  Michael S. Pfeffer
                                            Title:  Senior Vice President



                                       CHARTERHOUSE EQUITY PARTNERS III, L.P.

                                       By:  CHUSA EQUITY INVESTORS III, L.P.,
                                                  GENERAL PARTNER

                                       By:  CHARTERHOUSE EQUITY III, INC.,
                                                  GENERAL PARTNER


                                       By:  /s/ Michael S. Pfeffer
                                            ------------------------------------
                                            Name:  Michael S. Pfeffer
                                            Title:  Senior Vice President

                                   Appendix A
                                    to Item 2


     The folowing sets forth information with respect to the executive officers and members of the Management Committee of Charter URS and the executive officers and directors of the General Partner.

     The principal business address of each person set forth below is:

             c/o Charterhouse Group International, Inc.
             535 Madison Avenue
             New York, New York  10022

     The executive officers of Charter URS are:

             Merril M. Halpern         -    Chairman
             A. Lawrence Fagan         -    President
             Robert L. Berner, III     -    Managing Director
             Michael S. Pfeffer        -    Senior Vice President

     The members of the Management Committee of Charter URS are Merril M. Halpern and A. Lawrence Fagan.

     The executive officers of the General Partner are:

             Merril M. Halpern         -    Chairman
             A. Lawrence Fagan         -    President
             Robert L. Berner, III     -    Managing Director
             Thomas C. Dircks          -    Managing Director
             Richard T. Henshaw, III   -    Managing Director
             Patricia Riley            -    Managing Director

     The directors of the General Partner are Merril M. Halpern and A. Lawrence Fagan.

     The principal occupation of each of the above individuals is as an executive officer of Charterhouse Group International, Inc., a manager of private equity funds.